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COMPANY PRESS RELEASE

SOURCE: PANJA, INC.

PANJA(TM) RECEIVES INTEL INVESTMENT

DALLAS, Dec. 15/PRNewswire/ -- Panja (Nasdaq: PNJA - news), a leader in the design, manufacturing and sale of comprehensive enterprise and consumer control systems, announced today that Intel Corporation has invested in the company. In addition to the equity investment, Panja and Intel have signed an agreement to work together as Panja ports their products to the Intel Architecture, as well as to investigate making the companies' products interoperable.

"Panja is excited to be working with Intel to enable the delivery of the Internet to both the PC and non-PC devices throughout the home," said Joe Hardt, Panja President and CEO.

"Intel is committed to enabling the deployment of Internet content and services throughout the home to a range of Intel-based products," said Claude Leglise, vice president and general manager, Intel's Home Products Group. "Panja is developing new ways of helping to deliver these capabilities to consumers."

Intel has made a $5 million equity investment in Panja and has received common stock and warrants to acquire additional shares of common stock.

About Panja, Inc.

Panja is a new kind of Internet company, linking home and business appliances seamlessly and meaningfully to Internet content and services. Panja (http://www.Panja.com) provides leading-edge technology that is slashing Internet information and entertainment to both the PC and non-PC devices. Panja is creating a whole new market for home and enterprise automation and networking. Panja products serve consumer and enterprise markets, from boardrooms to classrooms to living rooms. In delivering rich Internet content to non-PC devices, Panja is opening new doors for content providers, people who build broadband infrastructure...and users. It's a new world.